02 DEC 30 AM 9:16

SELFRIDGES&Co

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

02060844

17 December 2002

Dear Sirs

SUPPL

Re: Selfridges File No: 82-4818

Please find enclosed copies of a recent announcement made to the London Stock Exchange on 16 December 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enc.

dw 1/9

\StockExchange\SEC.Let.16.12.02.doc

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Selfridges PLC	Holding(s) in Company		16:10 16 Dec 02		

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Selfridges plc

2) Name of shareholder having a major interest

Schroder Investment Management Limited

in respect of its interest as investment managers and as parent company of Schroder Unit Trusts Limited and any interest that company has and on behalf of Schroders plc as holding company of Schroder Investment Management Limited.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York - 7,700

BNY (OSC)Nominees Limited - 7,300

Brown Brothers Harriman - 17,900

Chase Nominees Limited - 2,193,360

Schroder Nominees Limited - 11,967,289

BT Globenet Nominees Limited A/C 6B - 1,200,000

Chase Manhattan Bank - 344,857

Chase Nominees Limited - 1,100,645

HSBC Global Custody Nominee (UK) Ltd - 406,986

HSBC Global Custody Nominee (UK) Ltd A/C 771401 - 39,000

Mellon Trust - 331,000

MSS Nominees Limited A/C 809797 - 255,182

MSS Nominees Limited A/C 809803 - 87,704

MSS Nominees Limited A/C 809955 - 246,099

MSS Nominees Limited A/C 831286 - 1,767,786

Nortrust Nominees Limited - 2,394,360

Nortrust Nominees Limited A/C SRC13 - 66,000

Nutraco Nominees Limited - 75,000

Nutraco Nominees Limited A/C GWPPMPS - 120,000

Pictet & Cie - 5,900

RBSTB Nominees Ltd - 641,200

RBSTB Nominees Ltd A/C AAUKPS - 186,000

RBSTB Nominees Ltd A/C LAUR - 16,000

5) Number of shares/amount of stock acquired

Not Known

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary Shares of 25p each

10) Date of transaction

Not Known

11) Date company informed

13 December 2002

12) Total holding following this notification

23,477,268

13) Total percentage holding of issued class following this notification

15.22%

14) Any additional information

15) Name of contact and telephone number for queries

Mark Young - 020 7318 3018

16) Name and signature of authorised company official responsible for making this notification

Mark Young - Secretary

Date of notification 16 December 2002

END

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